Exhibit 99.1

AuRico Gold Announces Preliminary Fourth Quarter and Annual Operational Results and Provides 2013
Operational Outlook

Toronto: January 18, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) today announces fourth quarter and annual operational results and also provides operational and capital investment guidance for 2013. All amounts are in U.S. dollars unless otherwise indicated. The Company will host a conference call and webcast on Friday, January 18, 2013 at 9:00 a.m. Eastern Time.

2012 Preliminary Fourth Quarter and Annual Operational Results

	Q4 2012	2012	2012 Guidance
Young-Davidson
Gold Ounces Produced	26,364	56,138	55,000-65,000
Total Cash Costs per ounce[1,2,3]	$725-$745	$690-$710	$550-$650
El Chanate
Gold Ounces Produced	14,782	71,145	70,000-75,000
Total Cash Costs per ounce[2,3]	$460-$480	$425 -$445	$430-$460
Consolidated Results[4]
Gold Ounces Produced	41,146	127,283	125,000-140,000
Total Cash Costs per ounce[2,3]	$630-$650	$545 -$ 565	$483-$548
1.

Prior to commissioning the underground mine, cash costs are calculated on ounces produced from the open pit only. All underground costs are capitalized, and any revenue related to underground ounces sold is credited against capital.

2.	Cash costs are estimates only and are subject to change.
3.	See the Non-GAAP Measures section on page 27 of the Management’s Discussion and Analysis for the three and nine months ended September 30, 2012.
4.	Results from the Young-Davidson and El Chanate mines only.

The Company ended 2012 with a strong cash reserve in excess of $600 million, following the sale of the Ocampo mine on December 14, 2012 for gross proceeds of $750M. Immediately following the closing of the transaction and prior to year-end, the Company fully retired the drawn balance on its corporate loan facility, equal to $128 million, and paid the $87 million tax expense incurred as part of the transaction.

On December 17, 2012, the Company announced the launch of a $300 million modified Dutch- auction Substantial Issuer Bid, which is expected to close on January 23, 2013.

On December 13, 2012 the Company announced the appointment of Robert J. Chausse as Executive Vice President and Chief Financial Officer.

“It has been a transformational year for the Company as we re-positioned our portfolio for reliable, consistent and sustainable performance, demonstrating our focus on quality ounces that will drive significant cash flow going forward. We are pleased with the performance of the Young-Davidson and El Chanate mines as both assets reported solid results for the year. We are particularly encouraged by the progress at the newly commissioned Young-Davidson mine,” stated Scott Perry, President and Chief Executive Officer. He continued, “The commissioning of Young-Davidson has been one of the most successful in recent years with the mill facility operating consistently at, or above, nameplate. As we gain more experience with operating Young-Davidson, we become more confident in its potential. In 2013 and the coming years we will continue to focus significant efforts on realizing that potential.”

2013 Operational Guidance

Company-wide production in 2013 is expected to be in the range of 190,000 to 220,000 gold ounces, significantly increasing production over 2012, primarily as a result of increasing production from the Young-Davidson mine as underground production ramps-up over the year and as improved productivity is achieved through the commissioning of the shaft infrastructure during the third quarter. As a result, production in the second half of the year is expected to strengthen and will exceed production during the first half of the year. Cash costs are expected to be in the range of $540 to $620 per ounce and all-in costs1 are expected be between $1,100 and $1,200 per ounce. The Company intends to provide all-in cash costs as a reported measure in 2013.

2013 Operational Estimates[2]
Gold Production (ounces)
Young-Davidson	120,000-140,000
El Chanate	70,000 -80,000
Total Production	190,000-220,000
Cash Costs per Ounce
Young-Davidson[3]	$575-$675
El Chanate	$475-$525
Total Cash Costs per Ounce	$540-$620
All-in Cash Costs[1]
Young-Davidson[3]	$1,250-$1,350
El Chanate	$900-$ 1,000
Total All-in Cash Costs per Ounce	$1,100-$1,200
Capital Investment Program (US$000’s)
Young-Davidson
Non-recurring Growth Capital
Paste Backfill Plant	$45,000-$ 50,000
Shaft and Mid-Shaft Loading and Crushing Facility	$25,000-$30,000
Open Pit Mine Development	$6,000-$8,000
Sustaining Capital[4]	$59,000-$ 62,000
Total Capital Investment – Young Davidson	$135,000-$150,000
El Chanate
Non-recurring Growth Capital
Southeast Open Pit Expansion	$20,000-$25,000
Heap Leach Expansion	$2,000-$3,000
Sustaining Capital[4]	$13,000-$ 17,000
Total Capital Investment – El Chanate	$35,000-$45,000
Total Capital Investment	$170,000-$195,000
Depletion and Amortization (US$ per ounce)
Young-Davidson	$300-$310
El Chanate	$245-$255
Total Depletion and Amortization	$280-$290
Exploration (US$000’s)
Young-Davidson	Up to $3,500
El Chanate	Up to $3,500
Other Properties	Up to $8,000
Total Exploration	Up to $15,000
General and Administrative (US$000’s)[5]
Corporate G&A	$25,000
1.	All- in costs are defined as cash costs, sustaining capital, corporate general and administrative expense and exploration expense.
2.	The following currency assumptions were used to forecast 2013 estimates:
12.5:1 Mexican pesos to the US dollar
1:1 Canadian dollars to the US dollar
3.

Prior to commissioning the underground mine, cash costs are calculated on ounces produced from the open pit only. All underground costs are capitalized, and any revenue related to underground ounces sold is credited against capital.

4.	Sustaining capital is defined as capital expenditures required to maintain current levels of production.
5.	Does not include share-based compensation.

“Our outlook for 2013 is consistent with our philosophy of delivering reliable, consistent, sustainable performance that will underpin our commitment to shareholder friendly initiatives such as the recently announced Substantial Issuer Bid and the announcement of an ongoing dividend policy before the end of March. Over the past number of months we have streamlined our asset base to focus on quality production going forward and our 2013 production profile is based on quality, low cost, achievable ounces. Our growing production profile is primarily driven by the Young-Davidson mine, where over the last four months of commercial production we have demonstrated the growing potential of this asset,” stated Scott Perry. He continued, “In 2013, we will be focused on completing our non-recurring capital investment projects, including the commissioning of the Northgate shaft during the third quarter, which will enhance unit costs and improve underground productivities at Young-Davidson. We enter 2013 as a transformed company with a management team committed to delivering shareholder value.”

Upcoming News Flow

The Company expects to issue the following updates during the first quarter of 2013:

  Closing of the recently announced US$300 million Substantial Issuer Bid (January 23)

  2012 Reserves and Resources (first week of March)

  Fourth Quarter and Annual financial results (week of March 25)

  Details of the Company’s inaugural dividend policy (before the end of March)

Conference Call and Webcast

The Company will host a conference call and webcast on Friday, January 18, 2013 beginning at 9:00 a.m. Eastern Time.

Conference Call Access:
Canada & U.S. Toll Free:	1-888- 231- 8191
International & Toronto:	1-647- 427- 7450

Conference Call Live Webcast:
The conference call will be broadcast live on the internet via webcast.

To access the webcast, please follow the link below:
http://www.newswire.ca/en/webcast/detail/1100629/1199313

Archive Call Access:
If you are unable to attend the conference call, a replay will be available until midnight, January 25, 2013 by dialing the appropriate number below:

• Local Toronto Participants:	1-416- 849- 0833	Passcode: #91125992
• North America Toll Free:	1-855- 859-2056	Passcode: #91125992

Archive Webcast:
The webcast will be archived for 90 days by following the link provided below: http://www.newswire.ca/en/webcast/detail/1100629/1199313

 About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario, which declared commercial production on September 1st, 2012 and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647-260- 8880

Cautionary Statement

Certain information included in this news release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; the ongoing substantial issuer bid; any decision to implement a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, and El Chanate mine and may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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